UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

The Joint Corp.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

47973J102
(CUSIP Number)

Anne Gerretzen Michaud, 430 Oakmont Circle, SE, Marietta, GA 30067
Telephone Number: (404) 428-3166
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47973J102	13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anne Gerretzen Michaud
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 499,491
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 499,491
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 499,491
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.98%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 47973J102	13G	Page 3 of 6

Item 1.

(a)	Name of Issuer The Issuer is The Joint Corp.

(b)	Address of Issuer's Principal Executive Offices The Issuer's principal executive offices are located at 16767 North Perimeter Drive, Suite 240, Scottsdale, Arizona 85260.

Item 2.

(a)	Name of Person Filing Anne Gerretzen Michaud

(b)	Address of the Principal Office or, if none, residence 430 Oakmont Circle, SE, Marietta, GA 30067

(c)	Citizenship Ms. Gerretzen Michaud is a citizen of the United States.

(d)	Title of Class of Securities Common stock, face value $.001 per share

(e)	CUSIP Number 47973J102

CUSIP No. 47973J102	13G	Page 4 of 6

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)

Amount beneficially owned: 499,491 shares owned directly by Anne Gerretzen Michaud.*

*The Reporting Person is the former wife of Fred Gerretzen. The parties were divorced pursuant to the Amended Final Order of the Superior Court of Cobb County, Georgia, filed March 9, 2012. Pursuant to such order, the Reporting Person received 8% of Dr. Gerretzen's ownership interest in the Issuer as an equitable division of property. The order was incorporated into a Final Order on Contempt and Modification filed May 19, 2014. Due to a stockholder agreement with respect to the Issuer and transfer restrictions then in place, at the time Dr. Gerretzen could not transfer the interest to the Reporting Person and was ordered to hold the Reporting Person's interest in constructive trust for the benefit of the Reporting Person and minor children until such time as the transfer restrictions imposed by the Issuer were no longer in effect. On November 18, 2014, 534,000 shares of Common Stock were issued in the name of the Reporting Person in accordance with the foregoing-described court orders.

(b)

Percent of class: 3.98%. In the Issuer's Quarterly Report on Form 10-Q filed November 9, 2015, the Issuer reported 9,906,941 shares outstanding as of September 30, 2015. The Reporting Person understands that since such filing the Issuer issued additional shares (as reported in the Issuer's (i) Registration Statement on Form S-1 filed November 19, 2015, and (ii) Form 8-K dated December 29, 2015, and filed on January 5, 2016, neither of which filings disclosed the resulting total shares then outstanding). The Reporting Person believes, based on those filings and Schedule 13G/A filings made on February 3, 2016, by certain of the Issuer's current and former directors and officers, that as of December 31, 2015, the Issuer had 12,536,180 shares outstanding. Accordingly, the percentages in this schedule were calculated on the basis of 12,536,180 shares outstanding.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 499,491

	(ii)	Shared power to vote or to direct the vote -0-

	(iii)	Sole power to dispose or to direct the disposition of 499,491

	(iv)	Shared power to dispose or to direct the disposition of -0-

CUSIP No. 47973J102	13G	Page 5 of 6

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 47973J102	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	By:	/s/ Anne Gerretzen Michaud
Anne Gerretzen Michaud